03011778

RECD S.E.C.
MAR 05 2003
083

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 MM/DD/YY AND ENDING 12/31/2002 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Services INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Ponce De Leon Blvd., Suite #340
(No. and Street)

Coral Gables (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauknight Pietras & Stormer, P.A.
(Name – *if individual, state last, first, middle name*)

1517 Gervais Street (Address) Columbia, SC (City) (State) 29202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert J. Escobio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

SUSAN ESCOBIO
STATE OF FLORIDA NOTARY PUBLIC
My Comm Exp. 11/12/04
No. CC 963731
[ ] Personally Known [ ] Other I.D.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly, it is requested that this report be given confidential treatment.

Financial Statements
and Required Supplementary Information

Capital Investment Services, Inc.

Year Ended December 31, 2002
with Report of Independent Auditors

Capital Investment Services, Inc.
Financial Statements
and Required Supplementary Information
Year Ended December 31, 2002

Contents

BAUKNIGHT PIETRAS & STORMER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 1330
COLUMBIA, SOUTH CAROLINA 29202
(803) 771-8943

KENNETH H. BAUKNIGHT, CPA
RUSSELL L. BAUKNIGHT, CPA
THOMAS D. PIETRAS, CPA
CHRISTIAN R. STORMER, CPA
JESSE M. SWEARINGEN, III, CPA
MICHAEL G. McGOVERN, CPA

1517 GERVAIS STREET
COLUMBIA, SC 29201
FAX: (803) 771-8958

Report of Independent Auditors

Board of Directors
Capital Investment Services, Inc.
Coral Gables, Florida

We have audited the accompanying statement of financial condition of Capital Investment Services, Inc. as of December 31, 2002 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to regulation 1.10 under the Commodity Exchange Act and rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Investment Services, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 7 to the financial statements, the Company has a potential liability of approximately $107,000 to its clearing broker. While this potential liability may be covered by the Company's fidelity bond, the ultimate outcome of this uncertainty cannot be determined at this time.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The required supplementary information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by regulation 1.10 under the Commodity Exchange Act and/or rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bauknight Pietras + Stormer, P.A.

January 24, 2003

Capital Investment Services, Inc.
Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	127,556
Commissions receivable		23,093
Income tax receivable		2,891
Prepaid expenses		1,569
Investment		15,600
Employee advances		28,414
Leasehold improvements and office equipment, at cost, less accumulated depreciation of $5,815		9,369
Total assets	$	208,492
Liabilities and stockholders' equity		
Accounts payable	$	24,343
Accrued expenses		13,662
Commissions payable - employees		7,741
Commissions payable - related party		10,772
Due to related parties		38,207
Total liabilities		94,725
Stockholders' equity:		
Common stock, $1 par value; 1,000,000 authorized shares; 345,000 shares issued and outstanding		345,000
Accumulated deficit		(231,233)
Total stockholders' equity		113,767
Total liabilities and stockholders' equity	$	208,492

See accompanying notes

Capital Investment Services, Inc.
Statement of Operations
Year Ended December, 31 2002

Revenues:		
Commissions on securities trades, net of clearing charges	$	435,862
Consulting income		78,500
Interest		6,114
Other miscellaneous income		29,816
Total revenues		550,292
Expenses:		
Operating expenses		269,216
Selling, general and administrative		355,600
Total expenses		624,816
Net loss before income taxes		(74,524)
Income taxes		--
Net loss	$	(74,524)

See accompanying notes

Capital Investment Services, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2002

	Common Shares Outstanding	Amount	Common Shares Subscribed	Amount	Accumulated Deficit	Total
Balance at December 31, 2001	165,000	$ 165,000	180,000	$ 180,000	$ (156,709)	$ 188,291
Common shares issued	180,000	180,000	(180,000)	$ (180,000)	--	--
Net loss	--	--	--	--	(74,524)	(74,524)
Balance at December 31, 2002	345,000	$ 345,000	--	$ --	$ (231,233)	$ 113,767

See accompanying notes.

Capital Investment Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2002

Operating activities		
Net loss	$	(74,524)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		5,013
Changes in operating assets and liabilities:		
Commissions receivable		6,220
Prepaid expenses		7,761
Employee advances		(28,414)
Accounts payable		(48,763)
Accrued expenses		13,662
Commissions payable		18,513
Income taxes receivable		2,146
Net cash used in operating activities		(98,386)
Investing activities		
Purchases of office furniture and equipment		(1,674)
Net cash used in investing activities		(1,674)
Financing activities		
Net change in amounts due to/from related parties		94,604
Net cash provided by financing activities		94,604
Net change in cash and cash equivalents		(5,456)
Cash and cash equivalents, beginning of year		133,012
Cash and cash equivalents, end of year	$	127,556

1. Description of Business and Significant Accounting Policies

Capital Investment Services, Inc., a Florida corporation (the "Company"), was organized on June 10, 1999. The Company is registered as an introducing broker/dealer with the Securities and Exchange Commission, National Association of Securities Dealers, and National Futures Association. The Company uses a fully disclosed basis of operations. Under this basis, it forwards as a broker all transactions and accounts to another broker who carries all the accounts of such customers and maintains and preserves such books and records as are customarily made and kept by a clearing broker. BNY Clearing Services, LLC currently performs the transaction clearing functions and related services for the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions from securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date, which is not significantly different than if recorded on a trade date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash equivalents approximates fair value.

The Company maintains cash balances at two commercial banks located in the states of Florida and New York. One of the commercial banks requires the Company to maintain balances of not less than $100,000. Cash accounts at commercial banks are insured by the FDIC for up to $100,000. At December 31, 2002, the Company had approximately $7,000 of cash on deposit in excess of federally insured limits.

Investment

The Company owns 1,200 shares of common stock in The Nasdaq Stock Market, Inc. Since the market value of the stock cannot be readily determinable, it is recorded at cost.

Capital Investment Services, Inc.
Notes to Financial Statements
December 31, 2002

1. Description of Business and Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company provides for income taxes currently payable and, in addition, provides for deferred income taxes resulting from temporary differences between financial and taxable income.

The Company records deferred tax liabilities and assets based on the expected future income tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

Concentration of Credit Risk

Pursuant to its agreement with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company.

2. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c-1) of the Securities and Exchange Act of 1934 which requires the Company to have and maintain net capital of not less than $5,000. In addition, the Company is subject to a limitation on "Aggregate Indebtedness" (as defined by Rule 15c3-1) which cannot exceed 15 times net capital. At December 31, 2002, the Company's "Aggregate Indebtedness" was $202,599 and the Company had "Net Capital" (as defined) of $52,927, which was $39,420 in excess of its required net capital of $13,507. At December 31, 2002, the Company's percentage of "Aggregate Indebtedness" to "Net Capital" was 382.79%.

3. Related Party Transactions

One of the Company's stockholders is also a stockholder in Hotel Investments, Inc. and Southern Trust Securities Holding Corporation. As of December 31, 2002, a net amount of $38,207 was due to these related parties.

The Company owed a stockholder approximately $11,000 as of December 31, 2002 for commissions earned during the year.

The Company subleases its Coral Gables office from Southern Trust Securities Holding Corporation on a month-to-month basis.

4. Income Taxes

At December 31, 2002, the Company had net operating loss carryforwards of approximately $220,000 for federal and $233,350 for state income tax reporting purposes. The net operating loss carryforwards expire in 2017 (Federal) through 2021 (Florida). The net deferred tax asset resulting from these carryforwards was fully offset by a valuation allowance at December 31, 2002 due to the uncertainty surrounding the ultimate realization of the deferred tax asset. During 2002, the Company made no income tax payments.

5. Employee Benefit Plan

The Company has established a retirement and savings plan for the benefit of employees who have at least one hour of service and have attained the age of 21 years. Under the provisions of the plan, participants may contribute up to 25 percent of their compensation. The Company has the option of matching a percentage of employee contributions. The Company did not make any contributions to the Plan in 2002.

6. Subsequent Event

The Company's stockholders intend to exchange all of their shares of stock for shares of Southern Trust Securities Holding Corporation during 2003. The Company has sought NASD approval for this transaction and approval is pending upon the change in ownership.

7. Contingencies

The Company received a check from a customer written to the Company's clearing broker to fund a securities purchase. The clearing broker purchased the securities prior to the check clearing the bank and the check was later returned for insufficient funds. The Company has a potential liability of approximately $107,000 to its clearing broker for the insufficient funds. Management does not believe this is a liability based on discussions with their legal counsel. If the Company ultimately incurs this expense, the Company believes it will be fully reimbursed by the fidelity bond it holds for this purpose. The Company has chosen to include this loss contingency in aggregate indebtedness in its computation of net capital. The ultimate outcome of this contingency cannot be determined at this time.

Required Supplementary Information

Schedule I

Capital Investment Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2002

Net capital		
Total stockholders' equity	$	113,767
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables, prepaid expenses, deposits, investment, and property and equipment, net		60,840
Net capital before haircuts on securities		52,927
Haircuts on securities:		
Other securities		--
Net capital	$	52,927
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	24,343
Accrued expenses		13,662
Commissions payable		18,513
Due to related parties		39,257
Items not included in statement of financial condition:		
Unsecured debits		106,824
Total aggregate indebtedness	$	202,599
Basic net capital requirement		
Minimum (15:1)	$	13,507
Minimum dollar amount	$	5,000
Greater of the above	$	13,507
Excess net capital	$	39,420
Ratio of aggregate indebtedness to net capital		382.79%

There is no significant difference between net capital as reported above and the amount of net capital, as reported in the Company's Part IIA (unaudited) FOCUS report. No reconciliation is required.

Schedule II

Capital Investment Services, Inc.
Exemption from Rule 15c3-3 Special Reserve Bank
Account Arrangements under Rule 15c3-3(k)(2)(ii) of the
Securities and Exchange Commission
Year Ended December 31, 2002

The Company operates so as to meet the exemption under Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) from the special reserve requirement of Rule 15c3-3.

During the period covered by this report there were no customer funds or securities.

BAUKNIGHT PIETRAS & STORMER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 1330
COLUMBIA, SOUTH CAROLINA 29202
(803) 771-8943

KENNETH H. BAUKNIGHT, CPA
RUSSELL L. BAUKNIGHT, CPA
THOMAS D. PIETRAS, CPA
CHRISTIAN R. STORMER, CPA
JESSE M. SWEARINGEN, III, CPA
MICHAEL G. McGOVERN, CPA

1517 GERVAIS STREET
COLUMBIA, SC 29201
FAX: (803) 771-8958

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Capital Investment Services, Inc.
Coral Gables, Florida

In planning and performing our audit of the financial statements of Capital Investment Services, Inc. for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capital Investment Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verification, and comparisons, recordation of differences required by Rule 17a-13, or compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act ("CEAct"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraphs

Independent Auditors' Supplementary Report on Internal Control (continued)

and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Futures Trading Commission's ("CFTC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors, irregularities, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's and CFTC's objectives.

This report is intended solely for the use of management, the SEC, the CFTC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bauknight Pietras + Stormer, P.A.

January 24, 2003